PURE ENERGY GROUP,
INC.

Evaluation of
Oil and Gas Reserves

Effective Date: August 1, 2010

JOE C. NEAL & ASSOCIATES
PETROLEUM AND ENVIRONMENTAL ENGINEERING CONSULTANTS
300 NORTH MARIENFELD, SUITE 200
MIDLAND, TEXAS 79701
Off: 432-683-4371 Fax: 432-683-9279
E-Mail: info@joecneal.com

December 21, 2010

Pure Energy Group, Inc.
22610 US Hwy 281 North, Suite 218
San Antonio, TX 78258

Attention: Mr. Larry Risley

Re: Evaluate Oil & Gas Properties to the interest of Pure Energy Group, Inc.

Gentlemen:

In accordance with your request, an engineering evaluation has been performed to determine remaining reserves and future net revenue of certain properties to the interest of the Pure Energy Group, Inc. The Proved Developed Producing, Proved Developed Non-Producing, Proved Undeveloped, Probable and Possible reserves were based on product prices supplied by Pure Energy Group, Inc. utilizing non-escalated guidelines. A summary of the evaluation showing all of the Reserve categories along with a summary of the total Proved Reserves and total Reserves is as follows:

Effective Date	August 1, 2010

	Proved	Proved
	Developed	Developed	Proved	Total
	Producing	Non-Producing	Undeveloped	Proved	Probable	Possible	Total
Net Reserves to Evaluated Interest:
Oil, MBBL	199	62	154	415	53	360	828
Gas, MMCF	1,490	456	342	2,288	178	1,473	3,939
Future Net Revenue, M$
Before Ad Valorem and Severance Taxes	22,091	6,652	12,799	41,542	4,871	35,857	82,270

Ad Valorem and Severance Taxes, M$	1.583	476	911	2,970	348	2,563	5,881

Operating Costs, M$	5,051	1,393	2,205	8,649	722	5,366	14,737

Capital Costs, M$	0	360	4,295	4,655	1,902	14,787	21,344

Future Net Revenue:
Undiscounted M$	15,456	4,423	5,389	25,268	1,900	13,140	40,308

Discounted Per Annum
At 10 percent, M$	9,122	1,089	2,855	13,066	931	5,662	19,659

JCN/PURE ENERGY GROUP, INC.
REF: 21143

The properties for which the reserves were estimated are located in Chaves, Eddy and Lea Counties, New Mexico. Figure 1 is a map showing the areas in New Mexico and the basins where the properties are located. Table 1 is a Grand Summary of the reserves and economics for all the properties and categories. Table 2 is the One-Line Summary. Table 3 is a summary of the reserves and economics for the Proved Developed producing properties. Table 4 is a summary of the reserves and economics for the Proved Developed Non-Producing properties. Table 5 is a summary of the reserves and economics for the Proved Undeveloped category. Table 6 is a summary of the reserves and economics for the Probable category. Table 7 is a Summary of the reserves and economics for the Possible category. Tables 8 through 148 are reserves and economics for the individual leases for all categories. Graphical displays of the production histories and future predicted decline trends are also included in this report.

The reserves evaluated in this report are classified as Proved, Probable and Possible reserves. Definitions of Reserves are included with this report.

New properties added in the October 1, 2010 report are as follows:

1.	Bandit ’15’ #1 well, operated by Samson Resources, is located in Lea County, New Mexico in the Teas Field. Pure has a net interest in the well of 8.0%.
2.	The North Bluff ‘36’ State Com #2 is in the Illinois Camp Field in Eddy County, New Mexico. Lime Rock Resources is the operator. The Well is currently producing about 2,500 MCFPM.
3.	The Oxy Legend St. #1 well is in the Logan Draw Field in Eddy County, New Mexico. Occidental Permian LTD. operates the well. The well is currently producing approximately 2,000 MCF per month.
4.	Nine (9) new proved undeveloped wells have been scheduled to be drilled in the future which are as follows:
a.	Bradley ‘29’ Fed #2-H
b.	Bradley ‘31’ Com #1-H
c.	Full Moon ‘29’ #1
d.	Gravedigger St. Com #3-H
e.	Gravedigger St. Com #4-H
f.	H. Lonesome ‘26’ #2-H
g.	KSI Fed ‘22’ #1-H
h.	Parkway St. ‘11’#1-H
i.	TT Sec ‘30’ #1-H
5.	Three (3) new probable wells have been scheduled to be drilled in the future which are as follows:
a.	Apache ‘18’ Fed #1-H
b.	Gravedigger St. Com #5-H
c.	Parkway St. ‘11’ #2-H
6.	Twenty four (24) possible locations have been identified for drilling which are as follows:
a.	Apache ‘18’ Fed #2-H
b.	Apache ‘18’ Fed #3-H
c.	Apache ‘18’ Fed #4-H
d.	Apache ‘19’ Fed #1-H
e.	Apache ‘19’ Fed #2-H
f.	Apache ‘19’ Fed #3-H
g.	Apache ‘19’ Fed #4-H

JCN/PURE ENERGY GROUP, INC.
REF: 21143

h.	Gravedigger St. Com #6-H
i.	Henshaw ‘6’ Fed #1-H
j.	Leo ‘3’ Fed Com #1-H
k.	Leo ‘3’ Fed Com #2-H
l.	Oxy Viper Fed #1-H
m.	Parkway St. ‘11’ #3-H
n.	Parkway St. ‘11’ #4-H
o.	S. Lusk 33 Fed #1-H
p.	S. Lusk 33 Fed #2
q.	S. Lusk 33 Fed #2-H
r.	S. Lusk 33 Fed #3-H
s.	S. Lusk 33 Fed #4-H
t.	TT Sec ‘2’ #1-H
u.	TT Sec ‘2’ #2-H
v.	TT Sec ‘7’ #1-H
w.	WASP ‘2’ St. #3H
x.	WASP ‘2’ St. #4-H

The majority of the newly assigned Possible locations are attributed to the horizontal Abo and Bone Spring Play in Eddy and Chaves Counties New Mexico.

This engineering evaluation includes 79 Proved Developed Producing wells, 17 Proved Undeveloped wells, 4 Probable wells and 24 Possible well. Proved Developed Non-Producing category wells that have behind pipe zones are included in the Proved Developed Producing well count. The majority of the wells in this evaluation are producing from the Permian and Pennsylvanian Series ranging from 1100 feet to 13,000 feet in depth. These producing intervals are known as the Queen, Grayburg, Yates, Seven Rivers, San Andres, Glorieta, Delaware, Yeso, Bone Springs, Abo, Wolfcamp, Strawn, Atoka, and Morrow.

Estimated net capital costs to develop the Proved Developed Non-Producing, Proved Undeveloped, Probable and Possible wells are estimated to be $21,343,961.00.

This study was performed using industry-accepted principles of engineering evaluation that are predicated on established scientific concepts. The application of such principles involves extensive judgments and is subject to changes in existing technical knowledge, economic condition, and statutory or regulatory provisions. Reserve calculations may be imprecise due to inherent uncertainties and limitations in the database. Joe C. Neal & Associates reserves the right to alter the calculation of reserves discussed in this report, if corrections to this data are subsequently required.

Environmental liability presence or potential presence is not addressed in the values developed in this report. The increasing attention to environmental issues by landowners and their associated attorneys, public interest groups and expanding government agencies such as the RRC, EPA, and TNRCC make it essential to acquire a knowledgeable idea of the environmental costs that are anticipated to be associated with ownership or operation of a property. The required depth of understanding of the environmental issues can be increased proportionally as interest in a property develops. Anticipated reclamation costs can even be subtracted from the price of an acquisition. In any event a prudent judgment of the value of a property requires including an assessment of existing environmental issues associated with the property. Joe C. Neal & Associates’ experienced registered professional engineers routinely conduct the required investigations and provide certified environmental assessments.

JCN/PURE ENERGY GROUP, INC.
REF: 21143

Property identification, working and revenue interests, royalty interests, operating expenses and pricing were provided by Pure Energy Group, Inc. This data was not verified by inspection of internal records or files, nor was a physical inspection made of the properties. A large number of the evaluated properties are relatively new for which limited data is available.

We estimate the net Proved Reserves and the present value of future net revenue from the properties of the “Company” as of August 1, 2010 to be as follows:

Classification of Reserves	Oil and Condensate (MBBL)	Gas and NGL MMCF	Future Net Revenue	Present worth Disc. At 10 percent

Proved Developed Producing	199	1,490	15,456	9,122

Proved Developed Non-Producing	62	456	4,423	1,089

Total Proved Developed	261	1,946	19,879	10,211

Proved Undeveloped	154	342	5,389	2,855

Total PDP, PDNP, and PU	415	2,288	25,268	13,066

A summary projection of the estimated future net revenue and present value of future net revenue of the Proved Reserves as of August 1, 2010 is as follows:

	Proved Developed
Year	Future Net Revenue	Discounted at 10 % M$
2011	2,600	2,486
2012	1,871	1,627
2013	1,404	1,110
Remaining	14,004	4,988
	19,879	10,211

Proved Undeveloped net revenue reflects estimated capital costs of $4,294,480.00 to drill and complete those wells.

Net oil and gas reserves are estimated quantities of crude oil, natural gas, and natural gas liquids attributed to one hundred percent (100%) of the revenue and/or royalty interest owned by Pure Energy Group, Inc. Net income to the one hundred percent (100%) revenue and/or royalty interest owned by Pure Energy Group, Inc. is the future net revenue after deduction of state and county taxes. Minor variations in composite column totals result from computer rounding.

Values of the estimated net Proved, Probable, and Possible reserves are expressed in terms of the future net revenue and present value of the future net revenue. Information regarding prices and the particular pricing categories under current governmental regulations was estimated. The future net revenue for all categories in this report is estimated to be $46,836,880.00.

JCN/PURE ENERGY GROUP, INC.
REF: 21143

Present value of the future net revenue is calculated by discounting the future net revenue at the rate of ten percent (10%) per annum compounded monthly over the expected period of realization. The present value set forth in this report does not necessarily represent the fair market value of the evaluated interests. The fair market value for any property is based on the value the property can be bought or sold for on the open market. The future net revenue discounted at ten percent (10%) in this report for all categories is estimated to be $19,658,768.00.

Estimated reserves and future net income amounts presented in this report, as of August 1, 2010, are related to the hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average price of oil and gas at the first of the month for the preceding twelve (12) month period. The benchmark price of $70.87 per barrel, which has been adjusted by lease for gravity, transportation fees and regional price differentials. The Benchmark price of $4.11 per MCF has been adjusted for transportation, treating and BTU. The oil and gas prices were held constant for the economic life of the properties a specified by the SEC.

Operating expenses were obtained from Pure Energy Group, Inc. and were held constant for the life of the properties. Operating expenses include both direct and overhead expenses. Severance taxes were deducted in the lease reserve and economic projections at the standard state rates. Oil volumes shown herein are expressed in barrels, which are equivalent to forty-two (42) United States gallons. Gas volumes are expressed at standard conditions of sixty degrees (60°) Fahrenheit and at the standard pressure base of the respective area in which the reserves are located.

This report is solely for the information of and assistance to The Pure Energy Group, Inc. in their use in Securities and Exchange filings and financial planning. This report is not to be used, circulated, quoted, or otherwise referred to for any other purpose without the expressed written consent of the undersigned except as required by law. Data utilized in this report will be maintained in our files and are available for your use. It has been our privilege to serve you by preparing this evaluation.

Yours Very Truly,

/s/ Joe C. Neal & Associates
Joe C. Neal & Associates
Licensed Professional Engineer
Registration Number: 23238
Registered Professional Engineering Firm
Registration Number: F-001308

JCN/PURE ENERGY GROUP, INC.
REF: 21143